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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.____________)

                                Consilium, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, Par Value One Cent ($0.01) Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 208547  10  9
                      ----------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)

                               Page 1 of 6 pages
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CUSIP NO. 208547 10 9                   13G                  Page 2 of 6 Pages
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         1           NAME OF REPORTING PERSON
                     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Jonathan J. Golovin, ###-##-####

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         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [_]
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         3           SEC USE ONLY

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         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America

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                             5  SOLE VOTING POWER

                                1,453,446

     NUMBER OF          -------------------------------------------------------

      SHARES                 6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   225,324
                        -------------------------------------------------------

      BY EACH                7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                    1,453,446
                        -------------------------------------------------------

       WITH                  8  SHARED DISPOSITIVE POWER

                                225,324
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         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     1,678,770

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        10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES*

                     [_]

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        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     19.8%

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        12           TYPE OF REPORTING PERSON *

                     IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 6 pages
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CUSIP NO. 208547 10 9                   13G                  Page 3 of 6 Pages
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ITEM 1.

      (a)  Name of Issuer: Consilium, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

                              485 Clyde Avenue
                              Mountain View, CA  94043
ITEM 2.

      (a)  Name of Person Filing:  Jonathan J. Golovin

      (b)  Address of Principal Business Office or, if none, Residence:

                              485 Clyde Avenue
                              Mountain View, CA  94043

      (c)  Citizenship: United States of America

      (d)  Title of Class of Securities:  Common Stock

      (e)  CUSIP Number: 208547  10  9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a) / / Broker or Dealer registered under section 15 of the Act

      (b) / / Bank as defined in section 3(a)(6) of the Act

      (c) / / Insurance Company as defined in section 3(a)(19) of the Act

      (d) / / Investment Company registered under section 8 of the Investment Company Act

      (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see (S) 240.13d-1(b)(1)(ii)(F)

      (g) / / Parent Holding Company, in accordance with (S) 240.13d-1(b)(ii)(G) (Note: See Item 7)

      (h) / / Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

                               Page 3 of 6 pages
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CUSIP NO. 208547 10 9                   13G                  Page 4 of 6 Pages
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ITEM 4.  OWNERSHIP

        (a) Amount Beneficially Owned: 1,678,770. Includes (i) 1,353,446 shares held directly by Jonathan and Susan Golovin as community property, as to which Dr. Golovin may be deemed to have sole power to vote and dispose; (ii) 100,000 shares subject to stock options exercisable within sixty days of December 31, 1997, as to which Dr. Golovin may be deemed to have sole power to vote and dispose; (iii) 200,000 shares held in trust by Dr. Golovin, Susan Golovin and Inge Golovin as Trustees for Dr. and Mrs. Golovin's minor children, as to which Dr. Golovin may be deemed to share voting and investment power; (iv) 18,670 shares held in trust by Dr. Golovin and Susan Golovin as Trustees for their minor children, as to which Dr. Golovin may be deemed to share voting and investment power and (v) 6,654 shares held in trust by Susan Golovin as Trustee for her and Dr. Golovin's minor children, as to which Dr. Golovin may be deemed to share voting and investment power.

        (b) Percent of Class: 19.8%, based on 8,371,635 shares of Common Stock outstanding as of December 31, 1997, plus the 100,000 shares of Common Stock underlying options held by Dr. Golovin exercisable within 60 days of December 31, 1997 that are deemed to be outstanding for purposes of calculating beneficial ownership.

        (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:    1,453,446

            (ii)  shared power to vote or to direct the vote:  225,324

            (iii) sole power to dispose or to direct the disposition of:
                  1,453,446

            (iv)  shared power to dispose or to direct the disposition of:
                  225,324

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP

                               Page 4 of 6 pages
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CUSIP NO. 208547 10 9                   13G                  Page 5 of 6 Pages
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          Not applicable


ITEM 10.  CERTIFICATION


          Not applicable

                               Page 5 of 6 pages
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CUSIP NO. 208547 10 9                   13G                  Page 6 of 6 Pages
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1998


                                            /s/ Jonathan J. Golovin
                                       --------------------------------------
                                       Jonathan J. Golovin

                               Page 6 of 6 pages